EXHIBIT 99.6
Transcript Afternoon Earning Call
INFOSYS TECHNOLOGIES LIMITED
Q2 07 AFTERNOON EARNINGS CALL
OCTOBER 11, 2006

CORPORATE PARTICIPANTS

Nandan Nilekani
Infosys Technologies - CEO and MD

Kris
Infosys Technologies - COO, President and Joint MD

Mohandas Pai
Infosys Technologies - Member of the Board

S.D. Shibulal
Infosys Technologies - Director and Head - Worldwide Delivery and Sales

Srinath Batni
Infosys Technologies - Member of the Board

V. Balakrishnan
Infosys Technologies - CFO

Amitabh Chaudhry
Infosys BPO - CEO

CONFERENCE CALL PARTICIPANTS

Nitin
Nomura Securities

Anthony Miller
Arete Research

Bhuvnesh Singh
CSFB

Ashwin
Citigroup

Sandeep Shah
Motilal Oswal

Surendra Goyal
Citigroup

Mitali Ghosh
DSP Merrill Lynch

Shekar Singh
ICICI Securities

Pankaj Kapoor
ABN Amro

Anantha Narayan
Morgan Stanley

Hitesh Zaveri
Edelweiss Securities

Sheetal Behl
Everest Group

Saurav
Kotak Securities

Sujit
Bank of America

Harmendra Gandhi
Brics Securities

Ashwin
Ambit Capital

Harshad Deshpande
First Global

Krupa Mahalingam
Cholamandalam

Moderator

Good afternoon ladies and gentlemen, I am Pratibha, the moderator for this conference. Welcome to the Infosys second quarter earnings conference call. For the duration of the presentation, all participants' lines will be in the listen-only mode. After the presentation, the question and answer session will be conducted for participants connected to the SingTel bridge followed by a Q&A session for participants at India. I would now like to hand over to Mr. Shekar Narayanan. Thank you and over to you sir.

Shekar Narayanan

Thanks Pratibha. Good afternoon ladies and gentlemen. I am Shekar from the Investor Relations team in Bangalore. We thank you all for joining us today to discuss the financial results for the quarter ended September 30, 2006. Joining us today in this conference room is CEO and Managing Director, Mr. Nandan Nilekani; President, COO and Joint Managing Director Mr. Kris Gopalakrishnan and CFO Mr. V. Balakrishnan along with other members of the senior management.

We will start with a brief statement on the performance of the company during the quarter ended September 30, 2006, the outlook for the third quarter ending 31 st December 2006 and the year ending March 31, 2007. After that we will open up the discussion for questions and answers. Before I hand over to Infosys management, I would like to remind you that anything we say which refers to our outlook for the future is a forward-looking statement and must be read in conjunction with the risk that the company faces. A full statement and explanation of these risks is available with our filings with the SEC, which can be found on www.sec.gov. I would now pass it on to the Infosys management.

Nandan

Thank you. This is Nandan Nilekani here and let me give you a few of the highlights after which I will pass it on to my colleagues.

I think this has been a good quarter. As you have seen the growth has been pretty good and we have also given a revised guidance for the year. For the fiscal year ending March 07 we have revised our guidance to Rs. 13,853 crores to Rs. 13,899 crores, which is a year-to-year growth of 45.5% to 46%. In dollar terms essentially we have revised our growth to show that we will grow more than $3 billion which is about 40-41% growth in dollar terms.

I think the important thing to note is that this really continues what we have been saying for sometime that Infosys has a faster, better, cheaper and more innovative way of delivering global IT solutions. This new disruptive business model which has an impact on legacy players, provides a very compelling value proposition to our clients. We believe that our clients are facing enormous challenges in this flat world, thanks to emerging economies, thanks to demographics, thanks to technology, thanks to regulations and therefore we think what they sell, whom they sell, how they sell, where they sell, where they produce, where they service it from, is all undergoing change and we think that Infosys because Infosys itself being a flat company and because we have all the capabilities and service offerings for this market place, we think Infosys is in a good position to provide this kind of a trusted transformation partner capability.

I think the fact that we have been able to show anticipated growth to over $3 billion, also shows the momentum that we have had. We took 23 years to do our first billion, we took 23 months to do our second billion and in effect we have gone from 2 billion to 3 billion in one year. Also I think a lot of people have commented upon the fact that with the legacy players coming into India, whether it will have an impact, I think the fact that we are growing at 40% this year demonstrates very clear that legacy players may come but it clearly doesn't impact our fundamental competitive position, our brand, our recruitment strengths.

We have also been asked many questions about the outlook and we can say very clearly that while there are a lot of people in the economy who talk about a potential slowdown in the coming year, we have done a dipstick survey of our clients. We have not had any evidence so far of a slowdown. We don't think that IT spending is going up much but we think that the allocation of IT spending to genuine value propositions like ours has been enhanced and therefore across the board, our customers have essentially said that the business will continue which is what has given us the confidence to revise our guidance to cross $3 billion. So I think it is important to recognize that what we have here is really, a part of a process of change, part of a process of rule setting that we have been doing in the global markets in the last several years and I think we are on target in terms of what we have been talking about.

With that I will request my colleague Kris Gopalakrishnan - President and Chief Operating Officer to give his comments.

Kris

Thanks Nandan and good afternoon to every one of you. Just going one level below what Nandan said, from a services perspective, package implementation, consulting, the whole transformation story is gaining momentum. Package implementation has seen faster than company growth. Consulting has seen faster than company growth. Consulting grew by about 29% this quarter. Testing, business process outsourcing, all are seeing growth. Europe as a geography has been seeing growth over the last few quarters. Though in this quarter it has dipped a little bit, primarily because there were holidays in Europe etc, overall Europe is on a growth curve. From an industry perspective, banking and capital markets, telecom, energy and utilities are showing robust growth. Actually all industry verticals in absolute terms are growing, except probably the transportation logistics segment, but every sector is growing for us.

The top 10 clients and the top 25 clients are all showing good growth. We have increased the number of $ 10 million relationships to 61 from 56. Number of $ 50 million relationships to 12 from 11 and the number of $ 100 million relationships continue to be 2. We have one client giving us 6.6% of revenue.

We have had the highest number of employee additions of 10,795 and this is a quarter in which we added employees and we have given compensation increases this year and we are able to improve upon the margins.

Our utilization in the services business is 80.3%. Our target utilization is somewhere between 77%-80%, and it is in that range. Including trainees it is 68.7% which is of course a result of the highest addition of employees we have had of 10,795 this quarter. Of this 10,795 addition 2,560 have prior experience and so they come in at the lateral level.

We have significant investments in infrastructure. We have actually 7 million square feet under construction which can house an additional 13,400 employees. Our visa utilization is under control. We have, as I said, increased compensation at certain levels within the organization in line with what the market is demanding etc. So, overall all parts of the company have performed well to give the current performance. Now let me hand it over to Bala to give you some more details about the financial.

Bala

Good afternoon everybody. This quarter has been an excellent quarter in terms of growth. Revenues were Rs. 3,451 crores showing a sequential growth of 14.5%. The operating margin has slightly gone up. At the PBIDT, this quarter is 32.1% as compared to 29.5% last quarter showing an improvement of something around 2.6%. 1.1% of it came because of visa cost, 0.9% came because of the rupee depreciation. The average rupee dollar rate this quarter was 46.29 as compared to 45.69 last quarter which resulted in an depreciation of 1.4%. The impact on operating margin is 0.9%. We got some scale benefit on the SG&A of 0.5%. So overall the operating margin went up. We said in the beginning of the year, that we will be able to maintain the operating margin on an year-on-year basis and we also said in the second quarter, we will get back some of the margin impact we had seen in the first quarter because of the visa cost. Both of that have happened. Depreciation is stable at 3.5%. Effective tax rate is similar to last quarter of 11.7%. Net-net we had a net margin of 26.9% during the quarter.

This quarter the volume growth has been 11.2% and in terms of pricing, it is 1.2%; 1.4% onsite and 1.1% offshore. We believe that the pricing environment is stable. New customers are coming at slightly higher price point of 3-4%. We are in a sweet spot today. So the pricing is stable.

In terms of guidance, we had said that for the next quarter, our revenues will grow between 5.9% and 6.6% in dollar terms and 4.4% and 5.0% in rupee term. We are assuming a rupee dollar rate of 45.60 for the next quarter and for the remainder period of the year. That will impact the margins to some extent next quarter. The EPS growth for the next quarter as per Indian GAAP will be around 0.5% and US GAAP will grow by 2.8%.

In terms of revenue growth next quarter, it will be 5.9% to 6.6% in dollar terms and 4.4% to 5% in rupee term. For the full year, we have increased the guidance to 46% growth in rupee terms and 41% in dollar terms.

Overall it is an excellent quarter. We have seen all round growth in all verticals and all geographies. We are able to get back the margins and we are confident that we will be able to maintain the margins on an year-on-year basis.

With this I open the floor for question and answers.

Moderator

Thank you very much sir. At this moment I would like to hand over the floor to Farida to conduct the Q&A session for participants connected to the SingTel bridge. This will be followed by a Q&A session for participants at India. Thank you and over to Farida.

Farida

Thank you Pratibha. We will now begin the Q&A session for participants connected to the SingTel bridge. Please press 01 to ask a question. The first question is coming in from Shailesh Jaitley from Nomura Assets. Go ahead please.

Nitin

Hello. My name is Nitin, I am calling on behalf of Shailesh. My question is why did the margin surprise? I mean how should we model it going forward through the year? We see a surprise of almost 2.6% in EBIT margins. Is it sustainable over for the rest of the year?

Bala

I think there is no surprise as such because we clearly said at the end of first quarter that the visa impact will not be felt in the second quarter. That has improved the margin by 1.1%. Rupee depreciated by 1.4% and that has some impact on the margin to the extent of 90 basis points. The SG&A we have always said, we will get the leverage. We will get the scale benefits when we grow big and that has happened to the extent of 50 basis points. So actually there is no big surprise on the margin front. We had been saying this for long that we will be able to maintain the margins on year-on-year basis and we are moving towards that direction and I don't think there is any surprise in that.

Nitin

Okay, thank you. The next question was that the growth this quarter was at 14.5%, but the next quarter growth is expected to be around 5% and so is for the rest of the half. So was there a one-time surprise this quarter or there is a potential for upside in the next two quarters also?

Bala

I think in December quarter, we have more number of holidays. It will be two working days less in the December quarter. We have given a guidance of 5.9% to 6.6% growth in dollar terms. These two days will have an impact of something around 3% on the growth rate. So if you factor in that it will be close to 10% growth in the third quarter. So there is no actual slowdown or reduction in growth.

Nitin

Okay. Thank you. That will be it. Thanks very much.

Farida

Thank you. Next question from Anthony Miller, United Kingdom. Over to you sir.

Anthony Miller

Good afternoon gentlemen. I am just a bit concerned on the attrition number which appears to have gone up quite substantially not just on an LTM basis that is the last 12 months basis but also when I did the calculation on annualized attrition and that is now getting pretty close to 20%. Can you tell us what is going on there and what actions you are doing to try and mitigate attrition?

Mohandas Pai

There are two components to the attrition. One is for the services business which is 12.9% because we always talk about the services separately from the BPO. The BPO has got an attrition of close to 38% and the BPO is a separate business altogether which has high attrition which is factored in the business model. The service is 12.9% and that is a figure we talk about because that has been tracked for the last 12 years. It has gone up by 1% compared to the previous quarter. The attrition in the services has gone up by 1% largely because of three reasons. The first reason is that this is a quarter when people leave us for higher educational activities and approximately about 350-400 people have left us for higher education. Then we also have in our training, people who have made not made the grade in the sense that they have not been able to pass the test to get into the company after the initial period of training. We reckon them as employee the day they join and after they do not pass the test after the training, then obviously they cannot continue and that is also a part of the attrition. Then we have the third factor which is the bottom 5% of every different category. In the bottom 5% we normally have high attrition. That is why we have made a statement that out of 12.9%, about 2.9% is due to these three reasons and the balance is the normal attrition. The attrition in the services is because of the buoyant market conditions, markets are buoyant offshore, the markets are buoyant overseas and there is a demand for people and that is driven and we have the lowest attrition rate in the industry. In the BPO sector too the attritions are in the mid ranges and we calculate in the BPO even what they call infant mortality, that is people who leave within the first 3 months. 25% of people who leave, leave within the first 3 months because they don't fit into the shifts that we operate and that caused the attrition. So 38% is slightly high but manageable. So we do think that on this we have scored pretty good marks.

Anthony Miller

Does that mean that in the next quarter, you won't have the effect you mentioned, the staff leaving for higher education, the trainees who did not make the grades and the high attrition of the bottom 5%. Does that mean that we would expect to see attrition reduce next quarter?

Mohandas Pai

Well next quarter we won't have people leaving for higher education but the people who have not completed the training could be higher in this quarter primarily because the larger number of people will graduate from the training process this quarter. So that number could go up and the third leg that is the bottom 5% is there all the time. So the first leg may not be there but we have to wait and see how the market is buoyant. But from our point of view it is within acceptable norms as a risk parameter and obviously not what where we want to be but within acceptable norms for risk matters.

Anthony Miller

Okay, thanks very much indeed.

Farida

Thank you sir. Next question is coming in from Mr. Bhuvnesh Singh, Singapore.

Bhuvnesh Singh

Thanks. Great quarter. This question is to Mohan. Mohan are you seeing some out of the turn compensation increases for employees in any part of the business?

Mohandas Pai

We gave an out of the turn compensation increase for a category of employees from 1 st of July and that was given because we wanted to do something from 1 st April but could not do it as we had to spend more money on visas and we found that we had flexibility in the second quarter and our deferred bonus scheme has been there from 1 st of April, provided from 1 st April, thought of and budgeted and that we announced just now. But the only thing has been one off in the month of July for a particular category; barring that nothing else.

Bhuvnesh Singh

Do you think that given the buoyant environment today that overall wage inflation could be higher than what you saw in the current year?

Mohandas Pai

At this point of time we don't think so, but let us wait till the year end.

Bhuvnesh Singh

Okay, and one small question to Bala. Sir can you explain that compared to your guidance the numbers came significantly ahead. So what were the various places where you got surprised on the positive side and why do you think that this should not continue over the next couple of quarters?

Bala

I think if you look at the EPADS, we have done 3 cents more than what we had guided for. 1 cent is because of the exchange rate and 2 cents is because of the general growth in the business. If you look at the volume growth, 11.2% this quarter, last quarter it was 8.5%. So it is a general buoyancy we are seeing in the business. Nothing else.

Bhuvnesh Singh

Bala, on rupee, the rupee on quarter end basis has just remained flat. So was rupee not built into your guidance last time?

Bala

If you look at the average rupee dollar rate, it was 46.29 for the whole quarter compared to 45.69 in the last quarter. Of course, rupee has appreciated to some extent by the end of the quarter but what is relevant is average rate for the quarter and that has depreciated by 1.4% in this quarter which gave some benefit for the margin.

Bhuvnesh Singh

Okay sir. Thanks a lot.

Farida

Thank you. Next question is from Ashwin, Citi Group, United States.

Ashwin

Thank you for taking my question and an excellent quarter. So congratulations for that. Question is, can you talk about the pricing impact assumption going forward and especially if you separate out, how much pricing improvement you might be getting from new clients separate from existing clients?

Shibulal

This is Shibulal. The pricing remained stable with an upward bias. Our new contracts are coming at about 3-4% higher than Infosys average. That means that the new customers we are getting about 3-4% more but at the same time the repeat business for Infosys is about 95%. So the impact of that is very small on the overall I mean it takes a long time. On the existing customers wherever we are renegotiating contract, in some cases, not in all cases, in some cases we are seeing 1-2% increase in rates.

Ashwin

When you get the higher pricing, is that a function of revenue mix or is it a function of for the same service you are getting more?

Shibulal

Actually the pricing increase which I mentioned is on the same services, it is not on the revenue mix. By the way this quarter we have revenue productivity increase of 1.2% blended, 1.4% onsite and 1.1% offshore but what I mentioned is actually rate increase, i.e. not a mix, it is rate increase.

Ashwin

Okay and last question is separate from the 2 days of vacation that you have coming up, are there any other one off item in the December quarter in your assumption?

Shibulal

This is the only thing which we have considered in the December quarter, the number of holidays, two holidays onsite and offshore.

Ashwin

Okay, thank you.

Shibulal

Thank you.

Farida

Thank you sir. Participants with question please press 01 now. Once again, please press 01 to ask a question. At this moment there are no further questions from participants at SingTel, I would like to hand over the proceedings back to Monali.

Moderator

Thank you very much Farida. We will now begin the Q&A interactive session for participants at the India bridge. Participants who wish to ask questions, please press *1 on your touchtone enabled telephone keypad. On pressing *1, participants will get a chance to present their questions on a first-in-line basis. Participants are requested to use only handsets while asking a question. Kindly restrict to one question in the initial round of Q&A session. To ask the question please press *1 now.

First in line, we have a question from Mr. Sandeep Shah with Motilal Oswal.

Sandeep Shah

If you look at we are guiding for a flat margin in the year FY07 which is at 32.5%, the margin we have achieved in FY06. But the first half operating margin what we have achieved is 30.9% and if you look at the Q3 guidance on the EPS front it seems muted. So are we expecting a significant jump in the operating margin in Q4 and there could be some sequential decline in the operating margin in Q3?

Bala

I don't think we are assuming a reduction in operating margin for the third quarter. There will be some impact because of the rupee. Because rupee we are assuming at 45.6. I think in the second quarter we have the PBIDT of 32.1%. So overall for the year, we should be within the range of 31.5 to 32%. Last year it was 32.5%. So we are not assuming any major change in the PBIDT for the rest of the year.

Sandeep Shah

Okay. So you said for this year we are expecting 31.5 to 32%.

Bala

Yes

Sandeep Shah

Okay, which was 32.5% in the last year.

Bala

Yes correct.

Sandeep Shah

So, there could be a 50 basis point decline in the margin.

Bala

We have always said it will stable as compared to last year within a narrow band of 40-50 basis points. So that will always be there.

Sandeep Shah

Okay. And sir, as we are also factoring the rupee depreciation of 1.4% for Q3 and on the US GAAP revenue number, we are expecting 6.6% revenue growth. So are we expecting around 8% to 9% volume growth to sustain even in the next quarter?

Bala

I think we are assuming a rupee appreciation not depreciation. We are assuming rupee at 45.6 for the rest of the year. So the US dollar growth is 6.6% for the next quarter, rupee growth is 5%.

Sandeep Shah

Okay, so are we expecting a volume growth to sustain at a higher single digit in this quarter?

Bala

I think we said the pricing environment is going to be stable. It means most of the growth in the rest of the year will be volume based.

Sandeep Shah

Okay. Thank you very much sir.

Moderator

Thank you very much sir. Next question comes from the line of Mr. Surendra Goyal with Citi Group.

Surendra Goyal

Yeah hi! Good afternoon everyone. In terms of pricing we have seen a good uptake, best we have seen over the last few quarters. Just wanted to understand if this is sustainable and what is the pricing assumption you have built into your top line guidance for the full year?

Shibulal

As I said, the assumptions we have taken is what I mentioned it before. It is on the contract we are getting 3-4% increase over Infosys average and for the existing contracts we are getting, in some cases, not in all cases, 1-2% increase over the Infosys average. So 1-2% price increase and that is what we have considered.

Surendra Goyal

Okay, since new business would be very little as a proportion. So we should take that 1-2% increase as the weighted average increase in pricing for the full year.

Shibulal

No, we have assumed pricing to be stable for our guidance.

Surendra Goyal

Okay, thanks so much.

Moderator

Thank you very much sir. Next question comes from the line of Ms. Mitali Ghosh with DSP Merrill Lynch.

Mitali Ghosh

Yeah hi! Good afternoon and congratulations to the management. My first question is on the survey that you spoke about for the next year, the dipstick survey. Essentially if you can share with us what is the kind of growth in offshore budgets that it is indicating versus may be what is expected for this current calendar? And also are there any sort of sensitivity kind of questions that if the economy should go into a slowdown. Do customers see that numbers changing as the year progresses?

Kris

Mitali, this is Kris. We asked about what is the IT budget going to look like and most of the clients told us that it is either flat or slightly upwards, may be about 3-4% but they are shifting their spending towards offshore and towards the Global Delivery Model and they have said that they would like to increase the business with companies like Infosys. We didn't specifically ask or we are not at this point able to share what exactly will that spending be with Infosys. We have of course some visibility into what they intend to spend with us and that is built into our guidance. Our guidance of looking at $3 billion includes all these inputs and that is what you need to take.

Mitali Ghosh

Right, but I mean, this is for the next calendar year, right? So to that extent this would be for the next fiscal year as well. So I am just thinking that if you were to look at may be similar survey in the year before, how does that compare?

Kris

Definitely the environment is better today than 12 months back, atleast from a visibility perspective and we will give the guidance for the next fiscal in April of 2007.

Mitali Ghosh

Sure. As you enter the December quarter and you look back on when you entered the September quarter, you did mention that the environment seem better. If you could give us some indicators in terms of what are some of things which look different compared to the last 3 months back, whether in terms of pricing or mix of certain verticals?

Kris

If you look at industry verticals banking and capital markets, telecom, are some of our stronger verticals showing growth as well as the overall growth in all the verticals in absolute terms all the verticals except for one is actually growing. In terms of geographies, all geographies are showing growth. Europe most of them than other geographies. Then in terms of services, some of the newer services like business process management, independent validation, consulting and package implementation and especially we are interested in looking at enterprise solution and consulting which is the large transformation type of deals, again that is very encouraging. And we have been able to scale up the business. When you look at the number of additions we have had because in some sense it is a supply constraint environment and this gives us confidence that if the demand is there, we will be able to respond and clearly we have demonstrated that this quarter by adding more than 10,000 people. So all in all, that is what is giving us the confidence at this point to say that it is definitely a better position to be in than 12 months back.

Mitali Ghosh

Kris, compared to the last 3 months or so, would you say any of these factors has changed more for the positive or even the pricing point?

Kris

When you enter a quarter, you enter with certain assumptions and then yes we got positively surprised. Definitely, but it is in some sense in line with what we have been saying as a trend, saying that the trend is towards the offshore players, the trend is towards larger companies. So that is what is being reflected at this point. Volume growth has been very strong, stronger than actually what we expected.

Mitali Ghosh

One final question for Bala. I mean, we had expected a certain amount of capitalization to happen this quarter and we were expecting the appreciation to move up a bit. So should we expect that that will come in the next two quarters and there is no change as such to the capitalization plan for the year?

Bala

Yeah I think there is no change in capitalization plan for the year. We are gong to spend between $360 million to $400 million. So some part of the catch up will happen in the third and fourth quarter. Depreciation may slightly go up, may be around 50-60 basis points.

Mitali Ghosh

Okay, thanks a lot.

Moderator

Thank you very much mam. Next question comes from the line of Mr. Shekar Singh with ICICI Securities.

Shekar Singh

Hello sir. Congratulations on a very good set of numbers. I just wanted to know regarding your subsidiaries i.e. China, Consulting and Australia, if you could just give the revenues and the profits or the losses of these?

Shibulal

This is Shibulal. I will give China and then hand over to Mohan for Infosys BPO. Revenue for China in local has been $1.33 million and from global including cross, charge has been $2.37 million. China incurred a loss of $1.3 million. The total number of employees in China is 700 plus at this point in time. We have two kinds of business in China - local and global. The local business is tracking closer to the plan now. We have had a good win this quarter. In fact the first million-dollar win in China in this quarter. On the global front, we are working with our customers to make them feel comfortable to work out of China. There are a number of concerns regarding location, intellectual property and various other things and we are working with our customers to make them more comfortable to work out of China.

Amitabh Chaudhry

On Infosys BPO we did Rs. 157 crores in Indian GAAP in this particular quarter which is a 74% growth in comparison to last year and 21% sequential growth. Our profit margins this quarter were 22.6% if you take out the exceptional item of silver jubilee bonus which we also gave to our employees. We did about 23.3% margin in comparison to 22% in last quarter. We ended the quarter with about 9,776 employees, which is a gross addition of about 1,700 employees. We have gone live in Jaipur in this quarter. We went live in China last quarter. We are opening a knowledge services center in Delhi also in this particular quarter. We have added three clients in this particular quarter and overall pipeline looks very strong and growth prospects remain more than decent.

Shekar Singh

Sir regarding Australia and Consulting.

Kris

Infosys Consulting did on a standalone basis i.e. just Infosys Consulting alone as a subsidiary it did $11.64 million compared to $10.20 million last quarter. It had a loss of $3.27 million. Combined with downstream, it is on track at this point where we expected it to be. We have about 220 employees in Infosys Consulting. Now I will hand it over to Srinath for Infosys Australia.

Srinath

Infosys Australia clocked $24.97 million with a growth of 35.6% sequential growth and an operating profit of $5.87 million, 23.5% growth.

Shekar Singh

Okay. Basically sir if you can just highlight, your top client seems to be growing very rapidly, which is as such good, but will it actually lead to some sort of say possibly a slowdown in the coming quarters? Last two quarters the growth has been very strong.

Kris

We have given our guidance for the next two quarters. Because of the holiday we are seeing two working days less in next quarter, which has an impact of about 3%, and with that we are saying that almost 6.6% growth for Q3. So following two quarters of about 12% and 14% growth we are saying about 10%. So I think the story continues I would say.

Shekar Singh

Okay. Sir lastly just one small clarification, when you say package implementation business, is it just the implementation business or do you also classify any support services that you are offering for packages in that?

Kris

It includes the consulting which is provided for package selection, business process reengineering, it includes the customization of the package as well as the maintenance and support of the package. So all the services around packages are included in that.

Shekar Singh

Okay sir thanks a lot sir.

Moderator

Thank you very much sir. Participants are requested to kindly restrict to one question in the initial round of Q&A session. Next question comes from the line of Mr. Pankaj Kapoor with ABN Amro.

Pankaj Kapoor

Yeah, hi! Congratulations on a good set of numbers. Can you give me the sense on what was the quantum of this one time hike which was given to employees with one year of experience and does this cover only the fresher who completed one year with the company or also covered the laterals who would have joined and completed one year?

Bala

No, I think the impact is not that material, it was around $2.6 million per quarter. We increased salaries for a particular band and we absorbed that cost that is all in the numbers.

Pankaj Kapoor

But did it cover the laterals or only the fresher?

Kris

It covered freshers as well as the laterals because an increase at one level will have some effect at the higher levels also.

Pankaj Kapoor

Okay, and second thing is that about this deferred compensation scheme that we have spoken off for the senior employees, can you give some sense on what level onwards will it be covering and how this mechanism is going to work out?

Mohandas Pai

This is for AVP, VP and SVP (Associate Vice President, Vice President, and Senior Vice President), the executive management layer of the corporation and people who report up to a particular point. So people who are AVPs who are not reporting to particular point are not eligible and this is based upon an annual appraisals to be done. There is a limit of $125,000 for an SVP abroad and $100,000 for an SVP in India. We tried to equate this similarly for people abroad and here. This has come into effect this year. This is both a retention and a recognition tool.

Pankaj Kapoor

And one lastly, in terms of a fresher that we recruited during the quarter, can you give a break-up of how many of them were from the campus and how many were from off campus recruit?

Mohandas Pai

From the campus approximately about 4,700 people joined us from the campuses and these are people who we recruited last year. So they are the ones who joined us and the balance has come from just in time hiring for the market place. So Infosys had a total recruitment this quarter in terms of gross numbers of about 7,900, whereas 4,700 came from the campus recruited last year.

Pankaj Kapoor

And like how many campus office have been made for FY08 so far?

Mohandas Pai

About 13,000.

Pankaj Kapoor

Okay, thank you and all the best.

Moderator

Thank you very much sir. Participants are requested to restrict to one question in the initial round. Next in line we have Mr. Anantha Narayan from JM Morgan Stanley.

Anantha Narayan

Thank you and good afternoon everyone. Just a follow up question on the previous one on the subsidiaries. When do you expect Consulting and China to breakeven now?

Kris

Consulting is expected to breakeven over the next 2 to 3 quarters. We will see how it goes, but expected to breakeven in next 2 to 3 quarters.

Shibulal

China is expected to continue to be in the investment mode into next year.

Anantha Narayan

Okay. Thank you.

Moderator

Thank you very much sir. Next question comes from Mr. Hitesh Zaveri of Edelweiss Securities.

Hitesh Zaveri

Yeah, hi! Congratulations to the management team on good set of numbers. My question is about the wallet share that you have with your clients, may be if you could probably combine it with the survey that you had. Could you throw some light what your wallet share would be in your say top 25 clients and how do you see that moving?

Kris

When you look at the top few clients, these are multi billion dollar companies spending approximately a billion dollar or plus in IT in most cases and our largest client relationship is about 100 million today. We have two clients above $ 100 million. So when you compare their IT spend it is about 10% in the largest client and when you look at below that it is of course less than that in some cases and more than that in some cases where the IT spend is lower. So on an average we estimate that our wallet share will be about 10 to 15% of our clients IT spend today. Now having said that, with inclusion of BPO suddenly we are moving from just IT spend to overall G&A expenses of our clients and we are also adding services like infrastructure management which expands our footprint. So there is now opportunity to do more with even our existing clients, so the share is about 10 to 15%. Services are being added which increases the footprint and gives us more opportunities to leverage the existing relationships.

Hitesh Zaveri

Secondly, I noticed that your revenue from top 10 clients has gone by 50% on a year-on-year basis, this is actually at the higher end of what we have seen in the recent period. Are you doing something new or something different within your top 10 to 15 accounts that we are seeing the spike in the growth rate?

Shibulal

I think what is happening with our top customers is that we are really penetrating into multiple services and today we don't have many top customers which are single service oriented. We sell application development and maintenance, transformation project, package implementation, BPO, all kinds of services into the large customers of ours and that is definitely allowing us to expand footprint and grow in those customers. In fact I think the addressable market for us has multiplied by a factor of 3 to 4 over the last 2 to 3 years by expanding our service portfolio.

Hitesh Zaveri

Thank you.

Moderator

Thank you very much sir. Next question comes from the line of Mr. Sheetal Behl with Everest Group.

Sheetal Behl

Hi! Congratulations on the excellent numbers. Very quick question on the blended pricing that you talked about earlier, you said that there was a slight uptake to the tune of about 1.2%. I just wanted to confirm does this exclude the effect of any service mix changes or is this inclusive of that?

Kris

It is a composite of service mix and billing rate. So it is both actually.

Sheetal Behl

Okay and is there any segregation available?

Kris

We have said that if you take rates alone, with new clients we are able to get about 3 to 4% and with existing clients in some cases where there is contract renegotiation we are able to get about 1 to 2% increase on an average. You need to understand that repeat business is about 95%. So the new client only constitute 5% of our current quarter's revenue.

Sheetal Behl

Okay, and if I can ask one more quick question just in terms of your project types, I see this split between if I look at the split between fixed price and time and materials. I have seen the time and materials has been moving up. Is this a conscious strategy to do that and what kind of impact does this have?

Shibulal

No it is not a conscious strategy. As the discrete spending of the customer goes up, we tend to be a little more time and material oriented because the ambiguity in the discrete spending space makes the customer more comfortable with the time and material because if you go into fixed price you get into lot of change issues. Also the project starts, in the last two quarters the project starts have been quite high and that the projects do start with discoveries phase, which is mostly done on time and material.

Sheetal Behl

So you don't have any concerns about any negative impact?

Shibulal

No, we don't have concerns about negative impact. Our revenue productivity on time and material and fixed price are not that far apart either.

Sheetal Behl

Okay, excellent, thanks so much.

Moderator

Thank you very much sir. Next question comes from the line of Mr. Saurav with Kotak Securities.

Saurav

Okay, congratulations to the management. A part of my question has already been answered, but just a book keeping question. Bala, any impact of the billing rate increases which you had on the margins, is it a very big impact on the margin of this quarter?

Bala

I think if you look at the billing rate, it increases by 1.2% this quarter. It is not a material impact.

Saurav

Okay, thanks very much and all the best.

Moderator

Thank you very much sir. Next in line we have Mr. Ajay Mathrani from Deutsche Bank.

Ajay Mathrani

Good afternoon and congratulations on a strong quarter. My first question was on pricing. It has been clearly evident that from a volume growth perspective September quarter is a strong quarter. Are we seeing any seasonality in pricing change also just the way that price hikes come in or how contracts gets sign?

Kris

If you look at last three quarters, the revenue per employee has been going up slowly. It is small but it is going up. So we have been saying that the pricing is stable with an upwards bias and that is starting to get reflected in the revenue per employee at this point. So there is no seasonality. In fact we feel that the current environment is favorable for small increases. The clients also realize that the costs offshore are going up, salaries are going up etc. and that they are willing to consider a small increase.

Ajay Mathrani

Which leads to my second question, do we have any contracts where the billing rates are linked to wages or exchange rate or something, or are you seeing this start of a trend now within Indian IT service or other competitors?

Kris

It is linked to inflation and every contract has a clause which says, this is the period in which this contract the rates will be re-looked at or renegotiated and typically there will be some clauses saying if you cannot agree on the revised rates and then this is the formula applied or this is how we proceed etc. So there are clauses related to when revisions happen, the quantum of revisions, etc.

Ajay Mathrani

Just one last question, we have been talking of lot of solutions frameworks in various verticals or services. I was just wondering how do you measure the success of this and where are we in terms of our initiatives there?

Kris

We are not breaking it up right now. About 10-12% of our revenues come from what we call solutions based selling and solutions based engagements and this is tracked separately. Today we have not breaking it out in the numbers we give out. Typically, these have slightly better margins, typically these have some alliance partner, one or more alliance partners associated with the sale, these are go to market alliances. So it is being tracked internally separately. We are on track. We could probably do better, but we are on track.

Ajay Mathrani

Sure and just a follow up on that, how has the trend been on that say over the last one year or two years what would have been your promotion of revenues?

Kris

Last year it was about 8%. This year is about 12%.

Ajay Mathrani

Okay, thanks a lot.

Moderator

Thank you very much sir. Next question comes from the line of Mr. Sujit with Bank of America.

Sujit

Good afternoon sir. First of all congratulations on a great set of numbers. My question is sir like in terms of the US GAAP numbers it would be really helpful if you could quantify the impact of rupee depreciation on the revenue growth during the quarter.

Bala

I think even you take the US GAAP the impact is same because what we take is a monthly rate and convert it back to dollars. So even in the US GAAP if you take the rupee has depreciated by 1.4% with a impact of 90 basis points on operating margin.

Sujit

Okay, thanks a lot. Good luck.

Moderator

Thank you very much sir. Next question comes from the line of Mr. Harmendra Gandhi with Brics Securities.

Harmendra Gandhi

Good afternoon sir. I want to ask what is the break up of translation gains and exchange losses in the other income?

Bala

I think if you take the rupee, we had a 90 basis points impact on the operating margins. We have around 0.4% impact on non-operating income and net-net it was around 1.3% impact on the net margins and 0.4% on the non-operating income.

Harmendra Gandhi

Okay, so that would be the translation gains.

Bala

Yeah translation, plus the exchange difference.

Harmendra Gandhi

Okay and the other thing is the Rest of the World contribution is going up. Is it because of the Finacle the product or is there any trend there. Is any particular geography in rest of the world, which is doing well?

Kris

In Rest of the World, Australia is doing well and India is also okay. Europe, quarter-on-quarter has shown slight dip but it is because of the seasonality in Europe, holidays season etc. but if you take the last 12 months Europe is actually up and we feel that Europe will continue to be strong for us.

Harmendra Gandhi

Okay, thank you very much.

Moderator

Thank you very much sir. Next question comes from the line of Mr. Ashwin with Ambit

Ashwin

Hi! Congratulations on good results. Just wanted to check in terms of your operating margins from Rest of the World and India they have seen a substantial jump. Is it more of a mix issue in terms of the services that you provide or it is kind of sustainable?

Kris

India is mainly product and so the margin is slightly different in India.

Ashwin

Okay and in terms of Rest of the World, it is somewhere around 38.6% is what you are operating margin works out to be which is kind of highest as compared to your other two geographies, the larger geographies. So is that due to some particular mix that you have in these geographies or it is one off?

Srinath

This is mainly because we are seeing uptrend in Australia and not really because of the service mix, the overall up take in the market.

Ashwin

Okay, thanks.

Moderator

Thank you very much sir. Next question comes from the line of Mr. Harshad Deshpande with First Global.

Harshad Deshpande

Hello sir. This is regarding the revenue by service offering, particularly we are concerned about the revenues through engineering services that we believe, the engineering services is going to grow fast but as such the contribution to your top line is very less to the extent of 1.6% and it has declined. Is the company taking any initiatives regarding this?

Shibulal

Engineering service continues to be a focus area for us and we have been investing into it. We have recently run into some challenges with some of the industries where there are strict government regulations but we continue to focus on the industry.

Harshad Deshpande

Okay, any other key initiatives?

Shibulal

Our other areas of investments are Consulting, which is talked about. We are investing into Consulting. The Consulting and ES story is definitely getting better traction with our customers. It is also allowing us to attract or it is allowing us to attack the larger deals, deals of larger size, which are in the areas of package led business transformation. The other area of investment continues to be China and of course we are continuing to invest on solutions.

Harshad Deshpande

Okay, thanks a lot sir and all the best.

Moderator

Thank you very much sir. We will move to the next question. Next question comes from the line of Krupa Mahalingam with Chol amandalam.

Krupa Mahalingam

Good afternoon gentlemen and congratulations on a good quarter. I would just like to know if there are any new pricing models that are involving in the market say like the project success based pricing?

Shibulal

Please repeat the question? I did not get it.

Krupa Mahalingam

Are there any new pricing models that are getting evolved in the markets, like project success based price?

Shibulal

Today a majority of our pricing continues to be time and material and fixed price. We have started doing pricing based on components for example, in the system integration area today, we price some of our solutions based on components touched. We are also looking at in the infrastructure management space to do the same. There is talk about outcome-based pricing in the market but we are not doing that at this point.

Krupa Mahalingam

Okay, thank you so much sir.

Moderator

Thank you very much mam. At this moment I would like to hand over the floor back to Mr. Shekar Narayanan for final remarks.

Shekar Narayanan

This is Shekar from the Investors Relations team. I, on behalf of Infosys management would like to thank you all for participating in the earnings call and also would like to wish you all a very happy and prosperous Diwali , Merry Christmas and a very and happy and prosperous 2007 since we would be meeting you all again over a call in January 2007. Thanks very much.